ARLS

P.E. 6/30/04

2004

ANNUAL REPORT

THE SOUTHERN BANC COMPANY, INC.

THE SOUTHERN BANC COMPANY, INC.

P.O. BOX 1130, GADSDEN, ALABAMA 35902
(256) 543-3860

Dear Fellow Stockholders,

We are happy to report the results of Fiscal Year 2004 for The Southern Banc Company, Inc. In our core holding, The Southern Bank Company, we have had a successful year. Despite a flattening yield curve and an increasingly competitive marketplace, we continued to increase the number of new Southern Bank customers and the number of services per customer provided by the Bank. We have also maintained an adequate interest rate risk profile. Please read the section in this report concerning interest rate risk if you are not familiar with it. It is an essential part of the business in which you are invested. The risks associated with lending long and borrowing short are not new, but have been much ignored by many over the decreasing rate environment of the past decade.

We believe that reaching out to customers with value and service is the only way to create long-term strength and stable growth for our Company. Our success depends on serving the local small businesses and individuals that want good, flexible service and fast responses to their questions or problems.

As for the best uses of our capital, we have repurchased 69,200 shares of our common stock since the beginning of our last fiscal year. Since our initial public offering in 1995, we have repurchased over 30% of our outstanding shares and have paid a dividend in every quarter.

We hope that, as shareholders, you will also become advocates for our services. It is important that we tell everyone about the opportunities that we offer.

Please do not hesitate to call on me if I may be of any assistance to you or to anyone you know.

Sincerely,

Gates Little
President and Chairman
The Southern Banc Company, Inc.

THE SOUTHERN BANC COMPANY, INC.

The Southern Banc Company, Inc. (the "Company") was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the "Bank"), for the purpose of serving as the holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). At June 30, 2004, the Company had total consolidated assets of $106.4 million, deposits of $82.0 million and stockholders' equity of $17.3 million, or 16.3% of total assets.

The Bank was organized in 1936 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank ("FHLB") System and obtained federal deposit insurance. The Bank currently operates through four banking offices located in Gadsden, Albertville, Guntersville and Centre, Alabama. In 1999, the Bank adopted its current corporate title to increase public awareness of the expanded banking services which the Bank offers.

The Bank's business strategy has been to operate as a profitable and independent community-oriented financial institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in loans secured by owner-occupied one-to-four family residential real estate properties located in the Bank's market area, consumer loans, mortgage-backed securities issued by Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Government National Mortgage Association ("GNMA") and Federal National Mortgage Association ("Fannie Mae"), U.S. government and agency securities, interest-earning deposits, and cash and equivalents. The Bank's business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a retail deposit base from the communities served by the Bank's four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, consumer loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

As a federally chartered savings institution, the Bank is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct examinations. The Bank must file reports with the OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock trades in the over-the-counter market on the OTC Bulletin Board® (OTCBB) under the symbol "SRNN". At June 30, 2004, there were 892,298 shares of the Common Stock outstanding and approximately 226 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or "street name" through various brokerage firms.

On January 8, 2004, The Southern Banc Company, Inc. announced that its application to voluntarily delist its Common Stock from trading on the American Stock Exchange had been approved by the Securities and Exchange Commission ("SEC"), effective at the opening of business on January 8, 2004.

In approving this action, the Company's Board of Directors determined that it was in the best interests of the Company and its stockholders to delist. The Board considered several factors, including the following: (a) the limited number of stockholders of record, (b) the costs associated with maintaining the Company's status as a listed company, (c) the limited volume of trading of the shares, and (d) no analysts currently covering the Company and its shares.

The Board of Directors determined that the costs of remaining a listed company outweighed the benefits. Due to the Company's small number of stockholders and limited trading volume, the Company did not enjoy many of the traditional benefits of being an exchange-listed company. The cost reductions associated with delisting are expected to make the Company more profitable and bring more long-term value to its stockholders.

Since delisting, the Company's common stock trades in the over-the-counter market on the OTC Bulletin Board® (OTCBB) under the symbol "SRNN." The following companies have agreed to make a market in the common stock as long as the volume of trading and certain other market making considerations justify such activity- Sterne, Agee & Leach, Inc., Crown Financial Group, Inc., Hill Thompson Magid & Co., Inc., Monroe Securities, Inc., and Knight Equity Markets, L.P.

The Board of Directors is considering terminating the Company's reports to the SEC. The Company will continue to submit annual, quarterly and other periodic reports under the Securities Exchange Act of 1934 until a final determination is made.

The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Bank, thrift industry trends and general economic conditions, justify the payment of dividends. There can be no assurance that future dividends will be paid. The Company's principal source of funds for dividend payments is dividends from the Bank. See Note 11 of Notes to Consolidated Financial Statements.

The following table sets forth information as to high and low sales prices of the Company's Common Stock and cash dividends declared per share of Common Stock for the calendar quarters indicated.

	Price Per Share		Dividends
	High	Low	Per Share
Fiscal 2003			
First Quarter	$12.80	$11.71	$.0875
Second Quarter	$15.50	$11.71	$.0875
Third Quarter	$15.00	$13.56	$.0875
Fourth Quarter	$15.40	$13.75	$.0875
Fiscal 2004			
First Quarter	$19.00	$15.20	$.0875
Second Quarter	$16.99	$15.89	$.0875
Third Quarter*	$16.25	$15.53	$.0875
Fourth Quarter*	$17.50	$16.00	$.0875

- On January 8, 2004, the Company voluntarily delisted its Common Stock from trading on the American Stock Exchange. Since that date, the Common Stock trades in the OTCBB. Over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended June 30,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
INCOME STATEMENT DATA					
Interest income	$ 5,007	$ 5,890	$ 6,299	$ 6,812	$ 6,944
Interest expense	2,119	2,898	3,566	4,345	4,081
Net interest income	2,888	2,992	2,733	2,467	2,863
Provision for loan losses	12	13	27	30	17
Net interest income after provision for loan losses	2,876	2,979	2,706	2,437	2,846
Non-interest income	235	524	183	200	118
Non-interest expense	2,153	2,013	1,853	1,892	1,962
Income before provision for income taxes	958	1,490	1,036	745	1,002
Provision for income taxes	381	596	403	278	356
Net income	$ 577	$ 894	$ 633	$ 467	$ 646
Earnings per share					
Basic	$ 0.66	$ 1.02	$ 0.69	$ 0.53	$ 0.71
Diluted	$ 0.63	$ 1.00	$ 0.69	$ 0.53	$ 0.71

	Year Ended June 30,				
	2004	2003	2002	2001	2000
	(In thousands)				
BALANCE SHEET DATA					
Total assets	$ 106,353	$ 111,701	$ 110,002	$ 97,164	$ 98,087
Loans receivable, net	37,477	38,918	34,515	37,587	39,840
Securities:					
Available for sale	56,717	53,723	53,753	35,635	26,402
Held to maturity	4,194	7,215	11,527	17,513	23,886
Federal Home Loan Bank stock	792	886	1,449	724	724
Deposits	82,005	84,357	81,557	79,843	81,437
Federal Home Loan Bank advances	6,917	7,750	9,583	0	0
Stockholders' equity	17,253	18,866	18,344	17,046	16,319

	Year Ended June 30,				
	2004	2003	2002	2001	2000
KEY OPERATING DATA					
Return on average assets	0.54%	0.80%	0.58%	0.48%	0.66%
Return on average equity	3.25	4.68	3.48	2.74	4.03
Average equity to average assets	16.67	7.02	16.62	17.59	16.33
Dividend payout ratio	53.03	31.31	48.61	66.04	49.30
Number of offices	4	4	4	4	4

General

The principal business of the Company consists of accepting deposits from the general public through the Bank's main and branch offices and investing those funds in loans secured by one-to-four family residential properties and consumer loans located in the Bank's primary market area. Due to the competition for one-to-four family mortgage loans and consumer loans in the Bank's market area, the Bank maintains a substantial portfolio of investment and mortgage-backed securities. The Bank's mortgage-backed securities are all guaranteed as to principal and interest by GNMA, Freddie Mac or Fannie Mae. The Bank's securities portfolio consists primarily of mortgage backed securities, government agency securities, including agency notes and U. S. Treasury Notes. See Notes 2 and 3 of Notes to Consolidated Financial Statements. The Bank maintains a substantial amount in interest-bearing deposits in other banks, primarily an interest-bearing account with the FHLB of Atlanta.

The Company's net income is dependent primarily on the Bank's net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and securities portfolio and interest paid on customers' deposits and any other borrowings. The Company's net income is also affected by the Bank's level of non-interest income, such as service charges on customers' deposit accounts, net gains or losses on the sale of securities and other fees. In addition, net income is affected by the level of non-interest expense, primarily consisting of compensation and employee benefit expense, data processing expense, professional service expense, office building and equipment expense, and other expenses.

The operations of the Company and the financial institution industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the economy and supply of housing and competition among lenders and the level of interest rates in the Bank's market area. The Bank's deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

Comparison of Financial Condition at June 30, 2004 and June 30, 2003

Total assets decreased approximately $5.3 million, or 4.8%, from $111.7 million at June 30, 2003 to $106.4 million at June 30, 2004. During the year ended June 30, 2004, net loans decreased approximately $1.4 million, or 3.7%, from $38.9 million to $37.5 million. The decrease in net loans was primarily attributable to loan repayments and a decrease in origination of new loans. For the period ended June 30, 2004, securities available for sale increased approximately $3.0 million, or 5.6%, from $53.7 million to $56.7 million. During the period ended June 30, 2004, securities held to maturity decreased approximately $3.0 million, or 41.9%, from $7.2 million to $4.2 million. This decrease was primarily attributable to maturities of securities classified as held to maturity.

Cash and cash equivalents decreased approximately $3.7 million, or 39.4%, from $9.4 million at June 30, 2003 to $5.7 million at June 30, 2004. This decrease was primarily attributable to decreases in deposits and FHLB advances.

Accrued interest and dividends receivable decreased approximately $44,000, or 9.1%, from $483,000 at June 30, 2003 to $440,000 at June 30, 2004. This decrease was primarily attributable to a decrease in market interest rates. Prepaid expenses and other assets decreased approximately $13,000, or 2.5%, from $527,000 at June 30, 2003 to $514,000 at June 30, 2004.

Total deposits decreased approximately $2.4 million, or 2.8%, from $84.4 million at June 30, 2003 to $82.0 million at June 30, 2004. This decrease was primarily attributable to the competitive interest rate market. FHLB advances decreased approximately $833,000, or 10.8%, from $7.8 million at June 30, 2003 to $6.9 million at June 30, 2004. The decrease in FHLB Advances was primarily attributable to repayments based on the fixed payment schedule. Other liabilities during the fiscal year ended June 30, 2004 decreased approximately $549,000, or 75.4%, from $728,000 at June 30, 2003 to $179,000 at June 30, 2004. The decrease in other liabilities was primarily attributable to a decrease in the deferred tax liability associated with the decreased unrealized gain on securities available for sale.

Total equity decreased approximately $1.6 million, or 8.6%, from $18.9 million at June 30, 2003 to $17.3 million at June 30, 2004. This decrease was primarily attributable to a decrease in the unrealized gains on securities available for sale, payment of common stock dividends, and treasury stock repurchases offset by the amortization of unearned compensation and an increase in retained earnings resulting from current year earnings of $577,000.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2004 and 2003

The Company reported net income for the fiscal years ended June 30, 2004 and 2003 of approximately $577,000 and $894,000, respectively. The decrease in net income for the fiscal year ended June 30, 2004 was primarily attributable to a decrease in the Bank's net interest margin of approximately $105,000 and a decrease in gains on sales of available for sale securities of approximately $291,000.

Net Interest Income. Net interest income decreased approximately $105,000, or 3.5%, from $3.0 million at June 30, 2003 to $2.9 million at June 30, 2004. This decrease was primarily attributable to a decrease in interest income, primarily interest and dividends on securities, net of a decrease in interest on deposits during a decreasing interest rate environment. Total interest income decreased approximately $883,000, or 15.0%, for the fiscal year ended June 30, 2004. The decrease in interest income was primarily due to the decrease in average yields on interest earning assets. Total interest expense decreased approximately $778,000, or 26.8%, for the fiscal year ended June 30, 2004 compared with the fiscal year ended June 30, 2003. The decrease in total interest expense was primarily attributable to a decrease in the average cost of interest-bearing liabilities.

Provision for Loan Losses. During the fiscal year ended June 30, 2004, the provision for loan losses decreased approximately $2,000, or 15.4%, from $13,000 at June 30, 2003 to approximately $12,000 at June 30, 2004. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Bank's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Non-Interest Income. Non-interest income decreased approximately $289,000, or 55.2%, for the fiscal year ended June 30, 2004, from $524,000 for the year ended June 30, 2003 to $235,000. The decrease in non-interest income was primarily attributable to decreases in customer service fees of approximately $32,000, or 20.4%, and gains on the sale of securities available for sale of approximately $291,000, or 82.2%, for the fiscal year ended June 30, 2004. The decrease in customer service fees was primarily attributable to a decrease in fees of approximately $38,000 associated with secondary market loan sales.

Non-Interest Expense. Non-interest expense increased approximately $140,000, or 7.0%, for the fiscal year ended June 30, 2004. This increase was primarily attributable to an increase in salaries and employee benefits of approximately $134,000, or 12.1%, an increase in data processing expense of approximately $11,000, or 5.5%, and an increase in professional service expense of approximately $51,000, or 27.3%, for the fiscal year ended June 30, 2004. The increase in salaries and employee benefits were primarily attributable to salary adjustments and increases in other benefit expenses. The increase in professional service expense was primarily attributable to legal fees associated with the delisting of the Company's common stock.

Provision for Income Taxes. During the fiscal year ended June 30, 2004, the provision for income tax expense decreased approximately $215,000, or 36.1%. This decrease was primarily attributable to an decrease in taxable net income for the year ended June 30, 2004, as compared to the year ended June 30, 2003. Income tax expense was approximately $381,000 for the year ended June 30, 2004 compared to approximately $596,000 for the year ended June 30, 2003 resulting in effective tax rate of 40% in both years. The statutory federal tax rate in both years was 34%. See Note 8 of Notes to Consolidated Financial Statements for reconciliation between statutory tax rate and effective tax rate.

Asset/Liability Management

Net interest income, the primary component of the Company's net income, is determined by the difference or "spread" between the yields earned on the Bank's interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies: (i) the Bank has historically maintained substantial liquidity and capital levels to sustain unfavorable movements in market interest rates; and (ii) in order to minimize the adverse effect of interest rate risk on future operations, the Bank purchases adjustable- and fixed-rate securities with maturities of primarily five to fifteen years and originates limited amounts of shorter term consumer loans.

The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of sudden and sustained 100 basis point to 400 basis point increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank's estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 100, 200 and 300 basis point increases and decreases in market interest rates, respectively. At June 30, 2004, based on the most recent information provided by the OTS, it was estimated that the Bank's NPV would decrease 7%, 17% and 27% and increase 2% in the event of 100, 200 and 300 basis point increases and a 100 basis point decrease in market interest rates, respectively. These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank's interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank's interest-earning assets.

While management cannot predict future interest rates or their effects on the Bank's NPV or net interest income, management does not expect current interest rates to have a material adverse effect on the Bank's NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Finally, virtually all of the adjustable rate loans in the Bank's portfolio contain conditions which restrict the periodic change in interest rate.

The Bank's Board of Directors is responsible for reviewing the Bank's asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Bank's management is responsible for administering the policies and determinations of the

Board of Directors with respect to the Bank's asset and liability goals and strategies. Management expects that the Bank's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry continue as they have in recent years.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

The table also presents information for the periods indicated and at June 30, 2004 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Years Ended June 30,					
	2004			2003		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$37,544	$ 2,243	5.97%	$38,680	$ 2,374	6.14%
Securities	60,136	2,721	4.52	63,324	3,448	5.45
Other interest-earning assets	4,296	43	1.00	5,184	68	1.31
Total interest-earning assets	101,976	5,007	4.91	107,188	5,890	5.50
Non-interest-earning assets	4,238			5,191		
Total assets	$106,214			$112,379		
Interest-bearing liabilities:						
Deposits	$ 81,079	1,780	2.20	$ 84,611	2,518	2.98
FHLB advances	6,913	340	4.92	7,746	380	4.91
Total interest-bearing liabilities	87,992	2,120	2.41	92,357	2,898	3.14
Non-interest-bearing liabilities	437			896		
Total liabilities	88,429			93,253		
Equity	17,785			19,126		
Total liabilities and equity	$106,214			$112,379		
Net interest income		$ 2,887			$ 2,992	
Interest rate spread			2.50%			2.36%
Net interest margin			2.83%			2.79%
Ratio of average interest-earning assets to average interest-bearing liabilities			115.89%			116.06%

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old volume).

	Year Ended June 30, 2004 vs. 2003 Increase (Decrease) Due to		
	Rate	Volume	Total
	(In thousands)		
Interest income			
Loans	$ (61)	$ (70)	$ (131)
Securities	(553)	(174)	(727)
Other interest-earning assets	17	(42)	(25)
Total interest-earning assets	(597)	(286)	(883)
Interest expense			
Deposits	(635)	(103)	(738)
Interest on FHLB Advances	1	(41)	(40)
Total interest-bearing liabilities	(634)	(144)	(778)
Change in net interest income	$ 37	$ (142)	$ (105)

Liquidity and Capital Resources

As a holding company, the Company conducts its business through its subsidiary, the Bank, which is required to maintain minimum levels of liquid assets as defined by regulations of the OTS. The requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4.0%. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

The Bank's primary sources of funds are deposits, payment of loans and mortgage-backed securities, maturities of investment securities and other investments. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank invests in short-term interest-earning assets which provide liquidity to meet lending requirements.

The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2004, the Bank had approximately $5.7 million in cash on hand and interest-bearing deposits in other banks, which represented 5.4% of total assets. The Bank's average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2004. At June 30, 2004, the Bank's level of liquid assets, as measured for regulatory compliance purposes, was $16.8 million, or 20.2% of total liquid assets of the Bank.

At June 30, 2004, the Bank had $16.4 million of total equity, or 15.4% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2004. Tangible capital and core capital were each $16.5 million, which represented 15.4% of adjusted total assets, and risk-based capital was $16.6 million, which represented 44.7% of total risk-weighted assets at June 30, 2004. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 13.9%, 11.4% and 36.7%, respectively. At June 30, 2004, the Bank continued to meet the definition of a "well-capitalized" institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 11 of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table sets forth the contractual obligations of the Bank as of June 30, 2004.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
			(In thousands)		
FHLB advances [(1)]	$ 0	$ 3,000	$ 3,917	$ 0	$ 6,917
Operating leases [(2)]	7	4	0	0	11
Certificates of deposit [(3)]	25,329	21,495	13,502	62	60,388
Total	$ 25,336	$ 24,499	$ 17,419	$ 62	$ 67,316

(1) See Note 9 of Notes to Consolidated Financial Statements.
(2) See Note 10 of Notes to Consolidated Financial Statements.
(3) See Note 7 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

The following table sets forth off-balance sheet exposures of the Bank as of June 30, 2004.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
			(In thousands)		
Lines of credit – consumer	$ 0	$ 0	$ 1,092	$ 0	$ 1,092
Lines of credit–commercial	0	0	52	0	52
Commitments to originate real estate loans	627	0	0	0	0
Overdraft Protection	9	0	0	0	9
Total	$ 636	$ 0	$ 1,144	$ 0	$ 1,780

In the normal course of business, the Bank is a party to activities that contain credit, market and operational risk that are not reflected in the Company's Consolidated Financial Statements. The Bank provides customers with off-balance sheet credit support through loan commitments and lines of credit. Many of the commitments expire unused or are only partially used. Therefore, the total amount of commitments does not necessarily represent future cost requirements. The Company anticipates that the Bank will continue to have sufficient funds together with available borrowings to satisfy its commitments. At June 30, 2004, the Bank had approximately $627,000 in outstanding commitments to originate residential real estate. See Note 10(b) of Notes to Consolidated Financial Statements.

Critical Accounting Policy

The accounting principles followed by the Company and the methods of applying principles conform with accounting principles generally accepted in the United States and with general practices followed by the banking industry. The most critical accounting policy relates to the allowance for loan losses.

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans).

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collective arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each month this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors monthly.

Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance.

The Company ceases accrual of interest on a loan when payment on the loan is in excess of 90 days past due. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has been reestablished, in which case the loan is returned to accrual status.

Recent Accounting Pronouncements

On December 24, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which was issued on January 17, 2003. FIN 46 provides consolidation guidance for situations in which voting equity interests do not adequately reflect the controlling interests in an entity. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to operate without additional subordinated financial support from other parties. Management is currently assessing the impact of FIN 46R, and does not expect this interpretation to have any impact to the consolidated financial statements upon adoption on December 31, 2004.

In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, *Application of Accounting Principles to Loan Commitments*, which summarized the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SAB requires that the fair value measurement of a loan commitment that is accounted for as a derivative includes only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. This SAB is effective for loan commitments entered into after March 31, 2004. The Company adopted SAB 105 on April 1, 2004, and the effect was not material.

In March 2004, the FASB's Emerging Issues Task Force reached a consensus of EITF Issue No. 03–1, *The Meaning of Other–Than–Temporary Impairment and Its Application to Certain Investments*. The guidance prescribes a three–step model for determining whether an investment is other–than–temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. The Company has adopted the requirements of this EITF.

Forward-Looking Statements

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; and changes in the Bank's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Changes in Certifying Accountant

Effective July 23, 2002, the Company dismissed its independent accountants, Arthur Andersen LLP ("Andersen"), and appointed KPMG LLP ("KPMG") as its new independent accountants. This determination followed the Company's decision to seek proposals from independent accountants to audit the Company's financial statements for the fiscal year ended June 30, 2002. The decision to dismiss Andersen and to retain KPMG was approved by the Company's Board of Directors upon the recommendation of its Audit Committee. Andersen's report on the Company's 2001 financial statements was issued in August 2001, in conjunction with the filing of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001.

During the Company's fiscal years ended June 30, 2001 and 2000, and the subsequent interim period through July 23, 2003, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its reports.

The audit reports of Andersen on the consolidated financial statements of the Company and subsidiaries as of and for the fiscal years ended June 30, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal years ended June 30, 2001 and 2000, and the subsequent interim period through July 23, 2003, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a) (2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agrees with the above statements. The Company was informed that Andersen was no longer providing such letters.

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statements of financial condition of The Southern Banc Company, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable bases for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

August 3, 2004

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents:			
Cash on hand and in other banks	$	3,169,215	4,052,175
Interest–bearing deposits in other banks		2,564,790	5,340,770
Total cash and cash equivalents		5,734,005	9,392,945
Securities available for sale, at fair value		56,717,031	53,722,625
Securities held to maturity (fair value of $4,474,510 and $7,714,264, respectively)		4,194,141	7,214,938
Federal Home Loan Bank stock		792,300	886,000
Loans held for sale		—	50,000
Loans receivable, net of allowance for loan losses of $144,298 and $139,573, respectively		37,476,587	38,917,607
Accrued interest and dividends receivable		439,616	482,959
Premises and equipment, net		485,565	506,776
Prepaid expenses and other assets		514,140	526,985
Total assets	$	106,353,385	111,700,835
Liabilities and Stockholders' Equity			
Deposits	$	82,005,081	84,357,309
Federal Home Loan Bank advances		6,916,667	7,750,000
Other liabilities		178,970	727,748
Total liabilities		89,100,718	92,835,057
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, par value $0.01 per share. Authorized 500,000 shares; no shares issued and outstanding		—	—
Common stock, par value $0.01 per share. Authorized 3,500,000 shares; issued 1,454,750 shares in 2004 and 2003		14,548	14,548
Additional paid-in capital		13,910,384	13,818,230
Retained earnings		11,340,830	11,082,024
Unearned compensation		(70,715)	(156,495)
Shares held in trust, at cost, 34,799 and 65,738 shares in 2004 and 2003, respectively		(495,412)	(852,141)
Treasury stock, at cost, 562,452 and 493,252 shares in 2004 and 2003, respectively		(7,346,782)	(6,182,391)
Accumulated other comprehensive income (loss)		(100,186)	1,142,003
Total stockholders' equity		17,252,667	18,865,778
Total liabilities and stockholders' equity	$	106,353,385	111,700,835

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Income

Years ended June 30, 2004 and 2003

		2004	2003
Interest income:			
Interest and fees on loans	$	2,242,975	2,373,829
Interest and dividends on securities available for sale		2,329,473	2,791,547
Interest and dividends on securities held to maturity		391,719	657,143
Other interest income		43,145	67,967
Total interest income		5,007,312	5,890,486
Interest expense:			
Interest on deposits		1,779,908	2,518,249
Interest on borrowed funds		339,687	380,404
Total interest expense		2,119,595	2,898,653
Net interest income before provision for loan losses		2,887,717	2,991,833
Provision for loan losses		11,600	13,000
Net interest income after provision for loan losses		2,876,117	2,978,833
Noninterest income:			
Customer service fees		124,937	156,651
Gain on sale of available for sale securities		62,490	353,929
Other income		47,358	13,154
Total noninterest income		234,785	523,734
Noninterest expense:			
Salaries and employee benefits		1,243,546	1,109,806
Data processing expense		213,312	201,782
Professional service expense		238,105	186,650
Office building and equipment expense		81,103	93,454
Other expense		376,599	420,626
Total noninterest expense		2,152,665	2,012,318
Income before provision for income taxes		958,237	1,490,249
Provision for income taxes		380,883	595,787
Net income	$	577,354	894,462
Earnings per share:			
Basic	$	0.66	1.02
Diluted		0.63	1.00
Average shares outstanding – basic		878,391	876,172
Average shares outstanding – diluted		912,704	894,421

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Stockholders' Equity

Years ended June 30, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings	Unearned compensation	Shares held in trust	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance, June 30, 2002	$ 14,548	13,761,758	10,497,569	(245,469)	(852,141)	(5,642,391)	810,029	18,343,903
Net income	—	—	894,462	—	—	—	—	894,462
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	331,974	331,974
Comprehensive income								1,226,436
Amortization of unearned compensation	—	56,472	—	88,974	—	—	—	145,446
Purchase of 45,000 shares of treasury stock	—	—	—	—	—	(540,000)	—	(540,000)
Dividends paid ($0.35 per share)	—	—	(310,007)	—	—	—	—	(310,007)
Balance, June 30, 2003	14,548	13,818,230	11,082,024	(156,495)	(852,141)	(6,182,391)	1,142,003	18,865,778
Net income	—	—	577,354	—	—	—	—	577,354
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	—	—	(1,242,189)	(1,242,189)
Comprehensive loss								(664,835)
Amortization of unearned compensation	—	92,154	—	85,780	—	—	—	177,934
Purchase of 69,200 shares of treasury stock	—	—	—	—	—	(1,164,391)	—	(1,164,391)
Stock Options exercised	—	—	—	—	356,729	—	—	356,729
Dividends paid ($0.35 per share)	—	—	(318,548)	—	—	—	—	(318,548)
Balance, June 30, 2004	$ 14,548	13,910,384	11,340,830	(70,715)	(495,412)	(7,346,782)	(100,186)	17,252,667

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	577,354	894,462
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		44,989	58,143
Amortization of premiums on securities, net		253,465	190,420
Amortization of intangible asset		12,115	18,419
Amortization of unearned compensation		177,934	145,446
Provision for loan losses		11,600	13,000
Deferred income tax provision		1,230	64,816
Gain on loans held for sale		(18,953)	(53,248)
Proceeds from sale of loans held for sale		1,265,653	3,371,925
Loans originated for sale		(1,196,700)	(3,368,677)
Gain on sale of available for sale securities		(62,490)	(353,929)
Change in assets and liabilities:			
Decrease in accrued interest and dividends receivable		43,343	102,591
Decrease (increase) in prepaid expenses and other assets		730	(432,450)
Increase (decrease) in other liabilities		977	(25,383)
Net cash provided by operating activities		1,111,247	625,535
Cash flows from investing activities:			
Purchase of securities available for sale		(29,144,626)	(33,154,397)
Proceeds from maturities and principal payments on securities available for sale		21,172,190	22,872,040
Proceeds from sales of securities available for sale		2,983,710	10,965,222
Proceeds from maturities and principal payments on securities held to maturity		3,030,968	4,326,508
Sale of Federal Home Loan Bank stock		93,700	562,800
Loan (originations) repayments, net		1,429,420	(4,416,044)
Capital expenditures, net		(23,778)	(34,897)
Net cash (used in) provided by investing activities		(458,416)	1,121,232
Cash flows from financing activities:			
Purchase of treasury stock		(1,164,391)	(540,000)
Federal Home Loan Bank (repayments) advances		(833,333)	(1,833,333)
Cash dividends paid		(318,548)	(310,007)
(Decrease) increase in deposits, net		(2,352,228)	2,800,149
Proceeds from exercise of stock options		356,729	—
Net cash (used in) provided by financing activities		(4,311,771)	116,809
Net (decrease) increase in cash and cash equivalents		(3,658,940)	1,863,576
Cash and cash equivalents, beginning of year		9,392,945	7,529,369
Cash and cash equivalents, end of year	$	5,734,005	9,392,945
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes, net of refund received	$	357,785	554,524
Interest		2,124,322	2,915,506

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization, Nature of Operations, and Principles of Consolidation

The Southern Banc Company, Inc. (the Company) was incorporated in the State of Delaware in May 1995, for the purpose of becoming a holding company to own all of the outstanding capital stock of The Southern Bank Company (the Bank), formerly First Federal Savings and Loan Association of Gadsden, upon the Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the Conversion). The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, the Bank and First Service Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Bank operates from its four offices in the northeast portion of Alabama and originates the majority of its loans in this market area.

(b) Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and income and expense for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant changes in the near term is the determination of the allowance for loan losses. A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in economic conditions in the Company's primary market area.

(c) Securities

Securities have been classified as either available for sale or held to maturity based on management's intentions at the time of purchase. Securities classified as available for sale are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported, net of deferred taxes, as a separate component of stockholders' equity. The available for sale classification includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, liquidity needs, or for other purposes.

Securities designated as held to maturity are carried at amortized cost, as the Company has both the ability and the positive intent to hold these securities to maturity.

Federal Home Loan Bank stock is carried at cost, as there is no readily available market for this stock.

(Continued)

Amortization of premiums and accretion of discounts on mortgage–backed securities and other investments are computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary, if any, are reflected in earnings as realized losses. In estimating other than temporary impairment losses, Management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer.

(d) Loans and Allowance for Loan Losses

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All loans sold in the secondary market are sold servicing released. Loans held for sale at June 30, 2004 and 2003 were $0 and $50,000, respectively.

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, discounts on loans, unearned interest income, and net deferred loan fees/costs. Unearned interest income on consumer loans is amortized to income by use of a method which approximates level yield over the lives of the related loans.

The allowance for loan losses is established through a provision charged to earnings when losses are estimated to have occurred. Loan losses are charged against the allowance when the loss is recognized. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. To serve as a basis for establishing the allowance each quarter, the Bank maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Bank's customers, the payment performance of individual large loans and pools of homogeneous small loans, distribution of loans by risk class, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. Though management believes the allowance for loan losses is adequate, ultimate losses may vary from estimates; however, estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had no loans designated as impaired at either June 30, 2004 or 2003.

The Company ceases accrual of interest on a loan when payment on the loan is in excess of 90 days past due. Income is subsequently recognized only to the extent that cash payments are received until,

(Continued)

in management's judgment, the borrower's ability to make periodic interest and principal payments has been reestablished, in which case the loan is returned to accrual status.

The Company enters into interest rate locks, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's financial position or results of operations.

(e) Loan Origination Fees and Related Costs and Discounts

Loan fees and certain direct costs of loan origination are deferred, and the net fee or cost is recognized as an adjustment to interest and fees on loans in the accompanying consolidated statements of income using the level yield method over the contractual life of the loans. Discounts associated with loans purchased are deferred and accreted to income over the contractual life of the loans using the level yield method.

(f) Premises and Equipment

Land is reported at cost. Building, furniture and equipment, and automobiles are stated at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight–line method over the shorter of the estimated lives or the applicable lease periods. Depreciation methods and estimated service lives are as follows:

Building and improvements	10 – 40 years	Accelerated/Straight–line
Leasehold improvements	10 years	Straight–line
Furniture and equipment	5 – 20 years	Accelerated/Straight–line
Automobile	3 years	Straight–line

(g) Core Deposit Premium

At June 30, 2004 and 2003, core deposit premiums were $0 and $12,115, respectively, net of accumulated amortization of $344,341 and $332,226, respectively. Core deposit premiums were being amortized over a period of ten years using an accelerated method. Amortization of core deposit premiums was $12,115 and $18,419 in fiscal years 2004 and 2003, respectively.

(h) Stock Based Compensation

The Company applies Accounting Principles Bulletin (APB) Opinion 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for employee stock compensation plans and, accordingly, does not recognize compensation cost for stock options granted when the option price is greater than or equal to the underlying stock price. This accounting method is referred to as the intrinsic value method. The Company follows the pro–forma disclosures of Statement of Financial Accounting Standards (SFAS) No. 123, as amended by SFAS No. 148, *Accounting for Stock–Based Compensation — Transition and Disclosure*, using the fair value method of accounting for stock–based compensation.

(Continued)

If the Company had elected to recognize compensation cost for options based on the fair value of the options as permitted by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2004	2003
Net income:			
As reported	$	577,354	894,462
Less stock based compensation expense		—	(1,378)
Pro forma	$	577,354	893,084
Earnings per share:			
As reported:			
Basic	$	0.66	1.02
Diluted		0.63	1.00
Pro forma:			
Basic		0.66	1.02
Diluted		0.63	1.00

(i) ***Statements of Cash Flows***

The Company considers cash on hand and in other banks and interest–bearing deposits in other banks to be cash and cash equivalents.

(j) ***Recent Accounting Pronouncements***

On December 24, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which was issued on January 17, 2003. FIN 46 provides consolidation guidance for situations in which voting equity interests do not adequately reflect the controlling interests in an entity. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to operate without additional subordinated financial support from other parties. Management is currently assessing the impact of FIN 46R, and does not expect this interpretation to have any impact to the consolidated financial statements upon adoption on December 31, 2004.

In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, *Application of Accounting Principles to Loan Commitments*, which summarized the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SAB requires that the fair value measurement of a loan commitment that is accounted for as a derivative includes only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. This SAB is effective

(Continued)

for loan commitments entered into after March 31, 2004. The Company adopted SAB 105 on April 1, 2004, and the effect was not material.

In March 2004, the FASB's Emerging Issues Task Force reached a consensus of EITF Issue No. 03–1, *The Meaning of Other–Than–Temporary Impairment and Its Application to Certain Investments*. The guidance prescribes a three–step model for determining whether an investment is other–than–temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. The Company has adopted the requirements of this EITF.

(2) Securities Available for Sale

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as available for sale are summarized as follows:

	June 30, 2004			
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$ 6,911,086	123,923	(28,839)	7,006,170
Mortgage–backed securities	47,210,716	369,044	(637,414)	46,942,346
Other	2,805,831	114	(37,430)	2,768,515
	$ 56,927,633	493,081	(703,683)	56,717,031

	June 30, 2003			
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$ 4,415,929	255,911	—	4,671,840
Mortgage–backed securities	47,706,152	1,328,937	(1,020)	49,034,069
Other	16,716	—	—	16,716
	$ 52,138,797	1,584,848	(1,020)	53,722,625

(Continued)

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2004	
	Amortized cost	Fair value
Due in one year or less	$ —	—
Due after one year through five years	804,515	832,364
Due after five years through ten years	5,501,658	5,521,746
Due after ten years	604,913	652,061
	6,911,086	7,006,171
Mortgage-backed securities	47,210,716	46,942,345
Other	2,805,831	2,768,515
	$ 56,927,633	56,717,031

Proceeds from sales of available for sale securities were $2,983,710 and $10,965,222 in 2004 and 2003, respectively. Gross gains of $62,490 and $353,929 were realized on these sales in 2004 and 2003, respectively. There were no gross losses realized on these sales in 2004 or 2003.

Securities designated as available for sale with carrying values (fair values) of $2,258,632 have been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2004.

The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at June 30, 2004:

	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
U.S. Government agency securities	$ 3,136,575	(28,839)	—	—	3,136,575	(28,839)
Mortgage–backed securities	32,072,269	(628,361)	599,567	(9,053)	32,671,836	(637,414)
Other	1,863,311	(37,430)	—	—	1,863,311	(37,430)
	$ 37,072,155	(694,630)	599,567	(9,053)	37,671,722	(703,683)

At June 30, 2004, the Company has 66 individual available–for–sale securities that were in an unrealized loss position. Only one of these investment securities had been in an unrealized loss position for longer than 12 months. All of these securities' impairments are deemed not to be other than temporary impairment and is primarily due to the fact that these securities have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any permanent impairment to develop related to these securities.

(Continued)

(3) Securities Held to Maturity

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as held to maturity are summarized as follows:

	June 30, 2004			
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$ 61,459	2,113	—	63,572
Mortgage–backed securities	4,132,682	278,256	—	4,410,938
	$ 4,194,141	280,369	—	4,474,510

	June 30, 2003			
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$ 101,110	7,204	—	108,314
Mortgage–backed securities	7,113,828	492,122	—	7,605,950
	$ 7,214,938	499,326	—	7,714,264

The amortized cost and estimated fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2004	
	Amortized cost	Fair value
Due in one year or less	$ 61,459	63,572
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—
	61,459	63,572
Mortgage–backed securities	4,132,682	4,410,938
	$ 4,194,141	4,474,510

(Continued)

(4) Loans Receivable, Net

Loans receivable are summarized as follows:

		June 30	
		2004	2003
Mortgage loans:			
Secured by one–to–four family residential properties	$	27,541,741	30,680,390
Secured by nonresidential properties		1,164,000	451,000
Consumer loans		8,054,443	7,260,937
Savings account loans		714,397	812,500
Commercial loans		413,453	179,384
		37,888,034	39,384,211
Less:			
Unearned interest income		246,342	359,599
Deferred loan costs, net		20,807	(32,568)
Allowance for loan losses		144,298	139,573
Loans receivable, net	$	37,476,587	38,917,607

Loans secured by one–to–four family residential properties include second mortgage loans on properties for which the Bank holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes.

As a savings and loan institution, the Bank has a credit concentration in residential real estate mortgage loans. Substantially all of the Bank's customers are located in its trade area of Etowah, Marshall, and Cherokee Counties in Alabama. Although management believes that the Bank has generally conservative underwriting standards, including a collateral policy of low loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2004 and 2003, $319,628 and $303,207, respectively, of these loans were outstanding. The change from June 30, 2003 to June 30, 2004 reflects payments amounting to $102,531 and advances of $118,952 made during the year.

An analysis of the Company's allowance for loan losses is as follows:

		Years ended June 30	
		2004	2003
Balance, beginning of year	$	139,573	133,233
Provision for loan losses		11,600	13,000
Charge–offs		(6,875)	(6,660)
Balance, end of year	$	144,298	139,573

(Continued)

At June 30, 2004 and 2003, nonaccrual loans totaled $143,445 and $100,601, respectively. Neither cash income recognized nor interest income foregone on nonaccrual loans was significant for fiscal years 2004 and 2003, respectively.

(5) Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable is summarized as follows:

		June 30	
		2004	2003
Securities available for sale	$	285,703	290,416
Securities held to maturity		24,953	42,854
Loans receivable, net		122,065	140,252
Federal Home Loan Bank stock		6,895	9,437
	$	439,616	482,959

(6) Premises and Equipment, Net

Premises and equipment are summarized as follows:

		June 30	
		2004	2003
Land	$	340,486	340,486
Building and improvements		468,059	465,752
Leasehold improvements		11,390	11,390
Furniture, fixtures, and equipment		295,629	377,040
		1,115,564	1,194,668
Less accumulated depreciation and leasehold amortization		(629,999)	(687,892)
	$	485,565	506,776

Depreciation and leasehold amortization expense charged to office building and equipment expense in 2004 and 2003 totaled approximately $44,989 and $58,143, respectively.

(Continued)

(7) Deposits

Deposits are summarized as follows:

	June 30, 2004		June 30, 2003	
	Amount	Percent	Amount	Percent
Demand, NOW, and money market accounts, including non–interest bearing deposits of $548,415 and $395,568 at June 30, 2004 and 2003 respectively	$ 14,735,265	17.97%	9,430,503	11.18%
Passbook savings	6,881,697	8.39%	9,247,684	10.96%
	21,616,962	26.36%	18,678,187	22.14%
Certificates of deposit:				
0.01 – 2.00% interest rate	20,525,383	25.03%	13,949,297	16.54%
2.01 – 4.00% interest rate	36,404,409	44.39%	42,475,925	50.35%
4.01 – 6.00% interest rate	3,458,327	4.22%	8,574,471	10.16%
6.01 – 8.00% interest rate	—	—	679,429	0.81%
	60,388,119	73.64%	65,679,122	77.86%
	$ 82,005,081	100.00%	84,357,309	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $13,441,055 and $13,414,360 at June 30, 2004 and 2003, respectively.

At June 30, 2004, the scheduled maturities of time deposits are as follows:

2005	$ 25,329,374
2006	14,380,527
2007	7,114,198
2008	4,459,919
2009	9,042,287
Thereafter	61,814
Total	$ 60,388,119

(Continued)

Interest expense on deposits consisted of the following:

	Years ended June 30	
	2004	2003
Passbook savings	$ 42,834	105,361
NOW and money market accounts	91,330	131,846
Certificates of deposit	1,645,744	2,281,042
	$ 1,779,908	2,518,249

(8) Income Taxes

The provision for income taxes for the periods indicated is summarized as follows:

	Years ended June 30	
	2004	2003
Current provision:		
Federal	$ 335,143	469,184
State	44,510	61,787
	379,653	530,971
Deferred provision	1,230	64,816
	$ 380,883	595,787

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

	Years ended June 30	
	2004	2003
Pretax income at statutory rates	$ 325,800	506,685
Add:		
State income tax, net of federal tax benefit	29,505	45,283
Other, net	25,578	43,819
	$ 380,883	595,787
Effective tax rate	40%	40%

(Continued)

The components of the net deferred tax asset or liability at June 30, 2004 and 2003 were as follows:

		June 30	
		2004	2003
Accumulated amortization of intangibles	$	41,954	74,665
Allowance for loan losses, net		27,144	68,415
Accruals for employee benefit plans		124,388	89,457
Unrealized net loss on securities available for sale		80,169	—
Other		16,833	—
Deferred tax asset		290,488	232,537
Federal Home Loan Bank stock dividend		(31,373)	(57,369)
Accretion of discount on securities		(226,602)	(221,388)
Deferred loan fees and costs, net		(134,415)	(117,054)
Other		—	(17,567)
Unrealized net gain on securities available for sale		—	(472,072)
Deferred tax liability		(392,390)	(885,450)
Net deferred tax liability	$	(101,902)	(652,913)

The portion of a thrift's tax bad debt allowance that was not recaptured under the provisions of the Small Business Job Protection Act of 1996 is only subject to recapture at a later date under certain circumstances. These circumstances include stock repurchases and redemptions by the thrift or conversion of the thrift to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its pre–1988 tax bad debt allowance of approximately $2.8 million.

(9) Federal Home Loan Bank Advances

Federal Home Loan Bank advances at June 30, 2004 consisted of the following:

5.22% note payable, due March 20, 2006	$	2,000,000
3.22% note payable, due December 4, 2006		1,000,000
4.08% note payable, due October 17, 2007		1,346,583
4.16% note payable, due October 17, 2007		1,570,084
5.72% note payable, due March 19, 2008		1,000,000
	$	6,916,667

The Federal Home Loan Bank notes are payable to the Federal Home Loan Bank of Atlanta and are secured by the Federal Home Loan Bank stock owned by the Bank with a carrying value of $792,300, as well as a pledge of certain securities with a carrying value of $19,557,883 at June 30, 2004. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity.

(Continued)

Scheduled principal payments required for Federal Home Loan Bank advances are as follows:

2005	$ —
2006	2,000,000
2007	1,000,000
2008	3,916,667
	$ 6,916,667

(10) Commitments and Contingencies

(a) Leases

The Company has operating lease agreements for its branch offices. Rental expense under these leases aggregated $7,364 for fiscal years 2004 and 2003. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 2004 are as follows:

	Amount
Fiscal year:	
2005	$ 7,337
2006	3,682
2007	—
	$ 11,019

(b) Off–Balance–Sheet Items

The Company's policies as to collateral and assumption of credit risk for off–balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off–balance sheet exposures the Bank has are its commitments to fund unused lines of credit. At June 30, 2004, the Company had $627,000 in outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2004, the Bank had provided approximately $1,144,127 in unused lines of credit.

(c) Litigation

The Company is a party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

(11) Stockholders' Equity

(a) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative

(Continued)

measures of the Bank's assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2004 and 2003, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk–based, Tier 1 risk–based, and Tier 1 leverage ratios as set forth in the tables which follow.

Actual capital amounts and ratios are presented in the table below for the Company and the Bank:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
June 30,2004:						
Total capital (to risk weighted assets):						
Consolidated	$ 17,497	47.2%	$ 2,967	8.0%	$ N/A	N/A
Southern Bank Company	16,595	44.7%	2,967	8.0%	3,709	10.0%
Tier 1 (core) capital (to risk weighted assets):						
Consolidated	17,353	46.8%	1,483	4.0%	N/A	N/A
Southern Bank Company	16,451	44.4%	1,483	4.0%	2,225	6.0%
Tier 1 (core) capital (to adjusted total assets):						
Consolidated	17,353	16.2%	4,284	4.0%	N/A	N/A
Southern Bank Company	16,451	15.4%	4,284	4.0%	5,355	5.0%
Tangible capital (to adjusted total assets):						
Consolidated	17,353	16.2%	1,607	1.5%	N/A	N/A
Southern Bank Company	16,451	15.4%	1,607	1.5%	N/A	N/A
June 30,2003:						
Total capital (to risk weighted assets):						
Consolidated	$ 17,852	52.3%	$ 2,729	8.0%	$ N/A	N/A
Southern Bank Company	15,400	45.2%	2,729	8.0%	3,411	10.0%
Tier 1 (core) capital (to risk weighted assets):						
Consolidated	17,712	51.9%	1,364	4.0%	N/A	N/A
Southern Bank Company	15,260	44.7%	1,364	4.0%	2,046	6.0%
Tier 1 (core) capital (to adjusted total assets):						
Consolidated	17,712	16.0%	4,426	4.0%	N/A	N/A
Southern Bank Company	15,260	13.8%	4,426	4.0%	5,532	5.0%
Tangible capital (to adjusted total assets):						
Consolidated	17,712	16.0%	1,660	1.5%	N/A	N/A
Southern Bank Company	15,260	13.8%	1,660	1.5%	N/A	N/A

Pursuant to regulations, an institution that exceeds all fully phased–in capital requirements before and after a proposed capital distribution and has not been advised by the Office of Thrift Supervision (OTS) that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of

(Continued)

(i) 100% of its net income to date during the calendar year plus the amount that would reduce by one–half its "surplus capital ratio" (the excess capital over its fully phased–in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four–quarter period. Any additional capital distributions require prior regulatory approval.

The Company's principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2004, dividend payments by the Bank were subject to regulatory approval. The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS.

(b) Comprehensive Income

Comprehensive income is the change in equity during a period from transaction and other events and circumstances from non–owner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available–for–sale and net income.

In the determination of comprehensive income, certain reclassification adjustments are made to avoid double–counting items that are displayed as part of the net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended June 30:

		2004		
		Before tax amount	**Tax effect**	**After tax amount**
Unrealized losses arising during the year	$	(1,731,940)	532,918	(1,199,022)
Reclassification for adjustments for gains included in net earnings		(62,490)	19,323	(43,167)
Net change in unrealized losses on securities	$	(1,794,430)	552,241	(1,242,189)

		2003		
		Before tax amount	**Tax effect**	**After tax amount**
Unrealized gains arising during the year	$	856,920	(290,768)	566,152
Reclassification for adjustments for gains included in net earnings		(353,929)	119,751	(234,178)
Net change in unrealized gains on securities	$	502,991	(171,017)	331,974

(Continued)

(12) Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2004 and 2003. Common stock outstanding consists of issued shares less treasury stock, unallocated Employee Stock Ownership Plan (ESOP) shares (see note 13), and shares held in trust. Diluted earnings per share for the years ended June 30, 2004 and 2003 was computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan (MRP) and the Stock Option Plan, based on the treasury stock method, using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the years ended June 30, 2004 and 2003:

	Income	Shares	Per share amount
2004:			
Basic earnings per share	$ 577,354	878,391	$ 0.66
Dilutive securities:			
Incentive stock option plan shares	—	34,313	
Dilutive earnings per share	$ 577,354	912,704	0.63
2004:			
Basic earnings per share	$ 894,462	876,172	$ 1.02
Dilutive securities:			
Incentive stock option plan shares	—	18,249	
Dilutive earnings per share	$ 894,462	894,421	1.00

Options to purchase 11,800 shares of common stock at $14.56 per share were outstanding during all four quarters of 2004 and 2003. During 2004, these options were included in the computation of diluted EPS because the options' exercise price was less than the average market price of the common shares. During 2003, these options were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

(13) Employee Retirement and Savings Plans

(a) Employee Stock Ownership Plan

In connection with the Conversion, the Bank established an ESOP for eligible employees. The ESOP purchased 116,380 shares of the Company's common stock with the proceeds of a $1,163,800 note payable to the Bank and secured by the common stock owned by the ESOP. The note due from the ESOP has been reflected as a separate component of stockholders' equity as unearned compensation. Principal payments under the note are due in equal annual installments through December 2005; interest is payable annually at a variable rate which is adjusted each January 1.

(Continued)

Expense related to the ESOP was approximately $147,000 and $116,000 for 2004 and 2003. Unearned compensation related to the ESOP was $70,715 and $156,495 at June 30, 2004 and 2003, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

The difference between the fair value of shares committed to be released and the cost of those shares to the ESOP (i.e. unearned compensation) is charged/credited to additional paid–in capital in accordance with AICPA Statement of Position 93–6, *Employers' Accounting for Employee Stock Ownership Plans*. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares.

(b) ***Management Recognition Plan (MRP)***

During fiscal 1996, the Bank established an MRP which purchased 58,190 shares of the Company's common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Bank. As of June 30, 2004, all awarded shares related to the MRP were allocated to directors and officers of the Bank.

Shares held in trust related to the MRP totaled 14,430 at June 30, 2004 and 2003, respectively. These shares, which were purchased for an average price per share of $12.84, amounted to $185,234 at June 30, 2004 and 2003, respectively, and are shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

(c) ***Simplified Employee Pension Plan***

The Company established a Simplified Employee Pension Plan (SEP) for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company can make a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $43,583 and $41,633 for fiscal years 2004 and 2003, respectively.

(d) ***Employment Agreements***

The Company has a 36–month employment agreement with its President and another officer. These agreements provide that if employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, each employee will be paid approximately three times his salary.

(14) Stock–Based Compensation Plan

The Company has a stockholder–approved Option Plan. The Option Plan provides for the grant of incentive stock options (ISO's) to employees and nonincentive stock options (non–ISO's) to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price is equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

(Continued)

Under the Option Plan, the Company may grant options up to 145,745 shares and has granted options outstanding of 81,496 shares through June 30, 2004. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of five years of service.

The Company purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying consolidated statements of financial condition. During 2004 and 2003, the Company did not purchase any shares to be used for the exercise of options. The total number of shares held in trust related to the Option Plan was 20,369 and 51,308 and amounted to $310,178 and $666,907 at June 30, 2004 and 2003, respectively.

A summary of the status of the Company's Option Plan at June 30, 2004 and 2003 and the changes during the years then ended is as follows:

	2004		2003	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year:	125,031	$ 11.91	125,031	$ 11.91
Forfeitures	(12,596)	11.69	—	—
Exercised	(30,939)	11.53	—	—
Granted	—	—	—	—
Outstanding at end of year	81,496	$ 12.09	125,031	$ 11.91
Exercisable at end of year	81,206	$ 12.11	124,449	$ 11.93
Weighted average fair value of the options granted	N/A		N/A	

(15) Fair Value of Financial Instruments

The Company has a variety of financial instruments which include items recorded on the consolidated statement of financial condition and items which, by their nature, are not recorded on the consolidated statement of financial condition. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented below. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregated estimated fair value amounts presented do not represent the underlying value of the Company.

(Continued)

This table summarizes the Company's carrying amount and fair value of financial instruments:

		June 30			
		2004		2003	
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
		(in thousands)		(in thousands)	
Assets:					
Cash on hand and in banks	$	5,734	5,734	9,393	9,393
Securities – available for sale		56,717	56,717	53,723	53,723
Securities – held to maturity		4,194	4,475	7,215	7,714
Federal Home Loan Bank stock		792	792	886	886
Loans held for sale		—	—	50	50
Loans receivable, net		37,477	38,956	38,918	42,722
Accrued interest and dividends receivable		440	440	483	483
Liabilities:					
Deposits		82,005	82,760	84,357	85,279
Federal Home Loan Bank advances		6,917	7,123	7,750	7,972
Accrued interest payable		35	35	39	39

The following methods and assumptions were used by the Company in estimating the fair values provided above:

(a) ***Cash and Cash Equivalents***

The carrying value of highly liquid instruments, such as cash on hand and cash equivalents, are considered to approximate their fair value.

(b) ***Securities Available for Sale and Securities Held to Maturity***

Substantially all of the Company's securities available for sale and held to maturity have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying value of accrued interest on these instruments approximates fair value.

(c) ***Federal Home Loan Bank Stock***

The Federal Home Loan Bank has historically repurchased its stock at cost. Therefore, the carrying amount is considered a reasonable estimate of its fair value.

(Continued)

(d) ***Loans Held for Sale***

The fair value of loans held for sale is estimated using market rates, which approximate carrying values.

(e) ***Loans Receivable, Net***

For loans with rates which are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitizing transactions, adjusted for differences in loan characteristics. The fair values of other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings.

(f) ***Accrued Interest Receivable***

The carrying amount of accrued interest receivable approximates its fair value.

(g) ***Deposits***

The fair value of deposits with no stated maturity, such as interest and non–interest demand deposits, NOW accounts, savings accounts, and money market accounts, is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of similar remaining maturities.

(h) ***FHLB Advances***

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing FHLB advances.

(i) ***Accrued Interest Payable***

The carrying amount of accrued interest payable approximates its fair value.

(j) ***Off–Balance–Sheet Instruments***

Off–balance–sheet financial instruments include commitments to extend credit. The fair value of such commitments is not material to the Company's financial condition since there is no known credit risk for the Company to consider in its valuation.

(Continued)

(16) Parent Company Financial Statements

Separate condensed financial statements of The Southern Banc Company, Inc. (the Parent Company) as of and for the years ended June 30, 2004 and 2003 are presented below:

Statements of Financial Condition

June 30, 2004 and 2003

(Dollar amounts in thousands)

		2004	2003
Assets:			
Cash and cash equivalents	$	744	2,218
Investment in subsidiary		16,397	16,415
ESOP loan receivable		126	232
Other assets		8	11
Total assets	$	17,275	18,876
Liabilities:			
Other liabilities	$	22	10
Stockholders' equity:			
Preferred stock		—	—
Common stock		15	15
Additional paid–in capital		13,910	13,818
Retained earnings		11,341	11,082
Unearned compensation		(71)	(157)
Shares held in trust		(495)	(852)
Treasury stock		(7,347)	(6,182)
Accumulated other comprehensive income		(100)	1,142
Total stockholders' equity		17,253	18,866
Total liabilities and stockholders' equity	$	17,275	18,876

(Continued)

Statements of Income

Years ended June 30, 2004 and 2003

(Dollar amounts in thousands)

		2004	2003
Income:			
Dividends	$	—	2,000
Interest		19	24
		19	2,024
Expense		(120)	(117)
(Loss) income before income taxes and equity in undistributed income of subsidiaries		(101)	1,907
Benefit for income taxes		39	32
(Loss) income before equity in undistributed income of subsidiaries		(62)	1,939
Distribution in excess of current year income of subsidiaries		—	(1,045)
Equity in undistributed current year income of subsidiaries		639	—
Net income	$	577	894

(Continued)

Statements of Cash Flows

Years ended June 30, 2004 and 2003

(Dollar amounts in thousands)

		2004	2003
Cash flows from operating activities:			
Net income	$	577	894
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Distribution in excess of (equity in undistributed) current year earnings of subsidiaries'		(639)	1,045
Decrease in other assets		3	12
Decrease in other liabilities		—	(30)
Net cash (used in) provided by operating activities		(59)	1,921
Cash flows from financing activities:			
Payments received on ESOP loan		106	105
Purchase of treasury stock		(1,164)	(540)
Cash dividends paid		—	(310)
Proceeds from stock options exercised		(357)	—
Net cash used in financing activities		(1,415)	(745)
(Decrease) increase in cash and cash equivalents		(1,474)	1,176
Cash and cash equivalents, beginning of year		2,218	1,042
Cash and cash equivalents, end of year	$	744	2,218

CORPORATE INFORMATION

Directors and Executive Officers:

Gates Little
Chairman of the Board, President and Chief Executive Officer of the Company and of the Bank

Craig G. Cantrell
Retired

Thomas F. Dowling, III
Dentist

Grady Gillam
Retired

Rex G. Keeling, Jr.
Pharmacy Consultant and
Real Estate Investor

James B. Little, Jr.
Investment Officer of the Bank and
Vice President of the Company

James B. Little, III
New Capital Partners, LLC
Founder and Partner

Fred Taylor
Owner of Taylor Realty

Officers:

Rodney Rich
Vice President of the Bank

Janice Stephens
Comptroller of the Bank

Teresa Elkins
Vice President of the Bank

Peggy Smith
Secretary-Treasurer of the Company and of the Bank

Martha Garrett
Vice President of the Bank

Annette Espy
Vice President of the Bank

Judy Cater
Vice President of the Bank

Main Office:

221 S. 6th Street
Gadsden, Alabama

Branch Offices:

202 Sand Mountain Drive
Albertville, Alabama

2204 Henry Street
Guntersville, Alabama

390 W. Main Street
Centre, Alabama

Independent Public Accountants:

KPMG LLP
Birmingham, Alabama

General Counsel:

Inzer, Haney & McWhorter, P.A.
Gadsden, Alabama

Securities and Regulatory Counsel:

Cozen O'Connor
Washington, D.C.

Annual Stockholders Meeting:

November 10, 2004 - 5:00 p.m.
The Southern Bank Company
221 S. 6th Street
Gadsden, Alabama
Record Date – September 17, 2004

A copy of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004 as filed with the SEC will be furnished to stockholders as of the Record Date upon written request to the Secretary of the Company, 221 South 6th Street, Gadsden, AL 35901.

NOTES

NOTES

THE SOUTHERN BANC COMPANY, INC.
221 SOUTH 6TH STREET • GADSDEN, ALABAMA 35901 • (256) 543-3860